UNITED STATES

[barcode: 04034312]

...ES AND EXCHANGE COMMISSION

...gton, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 2 8 2004 WASH. D.C. 155 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO ____________

OMG Profit-Sharing and Retirement Savings Plan
(Title of the Plan)

OM GROUP, INC.
(Issuer of the securities held)

Delaware (state or other jurisdiction of incorporation or organization)	52-1736882 (I.R.S., Employer Identification Number)

Tower City
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114-1221
(Address of principal executive offices)
(zip code)

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

(216) 781-0083
(Registrant's telephone number, including area code)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Name of Plan: OMG Profit-Sharing and Retirement Savings Plan

By: M Scott

Michael Scott, Secretary

(Print name and title of signing official under the signature)

Date: JUNE 24, 2004

EXHIBITS

The following exhibits are included in this Annual Report on Form 11-K:

(23) Consent of Independent Auditors

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-07529) pertaining to the OMG Profit-Sharing and Retirement Savings Plan of OM Group, Inc. of our report dated June 16, 2004, with respect to the financial statements and schedule of the OMG Profit-Sharing and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004

Audited Financial Statements and Supplemental Schedule

OMG Profit-Sharing and Retirement Savings Plan

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

0405-0547286

OMG Profit-Sharing and Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
OMG Profit-Sharing and
Retirement Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 16, 2004

0405-0547286

OMG Profit-Sharing and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash, non-interest bearing	**$ 15,357**	$ 176,121
Investments, at fair value	**37,955,349**	42,144,660
Receivables:		
Accrued interest and dividends	**7,460**	6,741
Pending settlements	**104,986**	1,970
Total receivables	**112,446**	8,711
Net assets available for benefits	**$ 38,083,152**	$ 42,329,492

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 8,949,321**
Dividends	**471,665**
Interest	**35,470**
	9,456,456
Contributions:	
Participants	**413,840**
Employer	**67,758**
	481,598
	9,938,054
Deductions	
Benefit payments	**14,183,514**
Fees	**880**
	14,184,394
Net decrease	**(4,246,340)**
Net assets available for benefits:	
Beginning of year	**42,329,492**
End of year	**$ 38,083,152**

See notes to financial statements.

0405-0547286

1. Description of the Plan

The following description of the OMG Profit-Sharing and Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all full-time and qualifying part-time employees of OMG Americas, Inc. and OMG Fidelity, Inc., both of which are wholly-owned subsidiaries of OM Group, Inc. (the Company and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). There are no requirements of age but six months of service are required for eligibility.

On April 1, 2003, OM Group completed the sale of OMG SCM Metal Products, Inc. (SCM) to Hoganas AB. As of that date, SCM employees are no longer eligible for contributions to the Plan.

Contributions

Employer contributions are made at the discretion of the Company's Board of Directors to all employees with six months of service. During 2003, the Company contributed $67,758 in order to achieve non-discrimination compliance for the year ended December 31, 2002. There were no other employer contributions to the Plan for the year ended December 31, 2003.

Generally, active participants may elect to receive as cash payment 50% of the employer's contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections. .

Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to IRS limitations, in the form of salary deduction or direct contributions. In addition, effective July 1, 2002, the Plan was amended to allow participants to make pre-tax contributions to the Plan, provided that the sum of employee contributions and any other elective deferrals made under all qualified plans maintained by the Company do not exceed 40% of the participant's compensation, as defined in the Plan and subject to the limitations set forth in the Internal Revenue Code (the Code).

1. Description of the Plan (continued)

Also effective July 1, 2002, the Plan was amended to allow participants who will have attained at least age 50 before December 31 of the current year to make certain catch-up contributions to the Plan, subject to the Code limitations.

Participant Accounts

Each participant's account is credited with the participant's 401(k) deferral contribution (if any), the participant's pre-tax and after-tax contribution (if any), the participant's share of any employer contribution, forfeitures of non-vested contributions and earnings, and investment income earned on their account balance. Any forfeitures are allocated to participants' accounts based upon the ratio of each participant's compensation to the total of all participants' compensation for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their account and their share of the Company's annual contribution into the available funds.

Vesting

Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants vest ratably over a five-year period in the employer contributions, becoming 100% vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant's account balance upon normal retirement (age 65), death, or permanent disability. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited, with such forfeitures applied first to the payment of Plan expenses with any excess amounts allocated to participants as additional contributions. Effective September 1, 2002, the Plan was amended to allow any participant who incurs an involuntarily termination by the Company between September 1, 2002 and December 31, 2003, due to an announced workforce reduction, to become fully vested in the employer contributions.

1. Description of the Plan (continued)

Participant Loans/Hardship Withdrawals

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their vested account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (currently Prime Rate plus 0.5%) as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions. Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan Administrator.

Payment of Benefits

Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 ½. Distributions may be made in the following forms: lump-sum distribution; equal monthly installments not to exceed a period equivalent to a participant's life expectancy; or equal monthly installments not to exceed a period equivalent to a participant's life expectancy and that of their designated beneficiary.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common trust funds are stated at fair value as determined by the Trustee. Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Charges

The Plan Sponsor pays Trustee fees and other Plan expenses, except for brokers' fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers' fees are reflected in the net investment return in each participant's account.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	**$ 3,756,332**
Common trust funds	**1,445,832**
OM Group, Inc. common stock	**3,747,157**
	$ 8,949,321

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2003	**2002**
Merrill Lynch Equity Index Trust I	**$ 6,148,894**	$ 6,529,884
Merrill Lynch Institutional Fund [1]	**37,438**	9,807,935
Phoenix-Engemann Balance Return Fund	**-**	4,744,606
Merrill Lynch Fundamental Growth Fund Class A	**-**	8,611,367
OM Group, Inc. Common Stock (159,712 shares in 2003 and 260,619 shares in 2002) [2]	**4,182,849**	1,793,060
Pimco Total Return Fund Class A	**4,476,102**	2,410,245
State Street Research Government Income Fund Class A [1]	**1,731,960**	2,904,788
Merrill Lynch Return Preservation Trust Fund	**5,916,797**	-
Merrill Lynch Fundamental Growth Fund	**9,119,234**	-

[1] 2003 balance represents amount less than 5% of the Plan's net assets.
[2] 2002 balance represents amount less than 5% of the Plan's net assets.

4. Related Party Transactions

The assets of the Plan are accounted for by Merrill Lynch Trust Company, FSB (the Trustee), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Certain Plan investments are shares of registered investment companies or units of common trust funds managed by Merrill Lynch. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment services amounted to $880 for the year ended December 31, 2003.

During 2003, the Plan did not receive any dividends from its investment in the common stock of the Company.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Events

Effective April 28, 2004, the Plan was amended in which participants can not allocate or transfer contributions to the OMG Stock Fund.

OMG Profit-Sharing and Retirement Savings Plan

EIN: 34-1604066 Plan 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
OM Group, Inc. *	159,712 shares of common stock	$ 4,182,849
Merrill Lynch Equity Index Trust I*	76,498 units of common/collective trust	6,148,894
Massachusetts Investors Trust Fund	12,894 shares of mutual fund	201,399
Lazard International Equity Portfolio Fund	86,051 shares of mutual fund	978,401
Pimco Total Return Fund Class A	417,951 shares of mutual fund	4,476,102
State Street Research Government Income Fund Class A	136,482 shares of mutual fund	1,731,960
Van Kampen Emerging Growth Fund Class A	42,194 shares of mutual fund	1,524,453
Merrill Lynch Institutional Fund*	37,438 shares of money market fund	37,438
State Street Aurora Fund	29,196 shares of mutual fund	1,127,254
ABN AMRO/Veredus Aggressive Growth Fund	19,014 shares of mutual fund	295,858
Merrill Lynch Return Preservation Trust Fund	5,916,797 shares of common/collective trust	5,916,797
Merrill Lynch Fundamental Growth Fund	550,678 shares of mutual fund	9,119,234
Allianceber Growth and Income Fund	521,324 shares of mutual fund	1,762,075
Loans to participants *	Interest rates ranging from 4.50% - 10.00%; various maturities through 2008	452,635
		$ 37,955,349

*Indicates party-in-interest to the Plan.